Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561
      April 20, 2006

Mr. Arun Sarin
Chief Executive
Vodafone Group Public Limited Company
Vodafone House, The Connection
Newbury, Berkshire RG14 2FN, England

	RE:	Vodafone Group Public Limited Company
		Form 20-F for the fiscal year ended March 31, 2005
		Filed June 8, 2005
		File No. 1-10086


Dear Mr. Sarin:

      We have reviewed your response letter dated March 24, 2006 and have the following comments.

Form 20-F for the year ended March 31,2005
General
1. We note from your website that you may have operations associated with Cuba, Iran, Libya, Syria and Sudan, which are identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction.
In particular, we note the Vodafone costs and coverage for Syria, Sudan, Libya and Iran. We note also the press release from 2002 announcing that you first offered roaming in Cuba. Your Form 20-F does not contain any disclosure about operations associated with these countries. With a view to disclosure, please address the materiality of your contacts with these countries. Your response should describe your current, historical and anticipated operations in, and contacts with, these countries, whether through subsidiaries, affiliates, joint ventures or other direct and indirect arrangements, including any arrangements for voice service within these countries provided by affiliates or third parties.
2. In your materiality analysis, please discuss whether your operations or contacts, if any, constitute a material investment risk for your security holders.
3. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Cuba, Libya, Iran, Syria, and Sudan, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in the referenced countries.

Financial Statements
Note 36.  US GAAP Information
h) Cumulative effect of changes in accounting principles
EITF Topic D-108, page 132
4. We note in your response to comments 3 and 4 that you have determined that the lowest level for which identifiable cash flows are largely independent of the cash flows of the Group`s other assets and liabilities is at the level of the operating company owning one or more national wireless licenses, in this case Vodafone Italy and
Vodafone Germany. Explain to us why you are not able to identify cash flows at a level lower than the operating company level. It appears Vodafone Italy and Vodafone Germany should be able to identify revenues derived from their GSM based network and the W-CDMA based network. If so, it appears within each operating company you should recognize and measure impairment loss for asset groups comprised of the national GSM networks, licenses, and related equipment and the national W-CDMA networks, licenses, and related equipment. Please advise us and explain to us the nature and structure of your operations in Italy and Germany.
5. Regarding your SFAS No. 144 impairment analysis, please respond to the following comments.
* With respect to the actual cash flows earned in Italy and Germany in 2005, please tell us the amounts derived from your GSM based networks and your W-CDMA based networks.
* Tell us if your W-CDMA networks are substantially complete. If not, quantify for us the costs that you expect to incur to fully develop the network and explain the nature of any assets that must be acquired.
* Explain to us the expected timing and costs of transitioning your customers from the GSM networks to the W-CDMA networks.
* Tell us if you included in your analysis the cash flows associated with all future expenditures necessary to develop your W-CDMA networks, as required pursuant to paragraph 20 of SFAS No. 144.




*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief,
at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3815 with any other questions.




							Sincerely,





							Larry Spirgel
							Assistant Director

Mr. Arun Sarin
Chief Executive
Vodafone Group Public Limited Company
April 20, 2006
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